Contact

www.linkedin.com/in/paresh-soni-0176aa4 (LinkedIn)

Top Skills

Clinical Development
Biotechnology
R&D

Paresh Soni

Independent Strategic Drug Development consultant
New London County, Connecticut, United States

Summary

Experience in large and small pharma with broad medical/scientific and corporate management background who has led teams across the entire development spectrum – from translational medicine to successful approval. Board-certified internist and gastroenterologist with experience leading global multidisciplinary project teams, and developing drugs for liver diseases. Proven record of submission of multiple NDAs leading to marketed products. Multinational experience across many Therapeutic Areas including GI/Hepatology, Rare diseases, CV/Metabolic, ID, Hematology, Urology/Sex Health. Led review of external pipelines and drug candidates for potential partnering, as well as creation and implementation of TA strategies, member of governance bodies. Line management of clinical and non-clinical personnel. Highly strategic leader who has led regulatory negotiations with US FDA, EU and international medicines agencies for all development milestones from IND to label and NCE approvals. Recapitalized publicly-traded small pharma company to commencement & completion of Phase 3 program, NDA submission and approval of lipid-lowering therapy (Vascepa®). Strategically directed the growth of the company from a small clinical-stage drug developer into a commercial enterprise of more than 400 employees. Member of executive management team at investor & earnings calls; participated in several capital raises. Extensively published; presented numerous papers at academic meetings and conferences; multiple awards and peer reviews.

Experience

Corvidane
CEO and Board member
June 2021 - Present (2 years 3 months)

Corvidane is developing Corvida™ to prevent the two leading causes of death worldwide - heart attacks & strokes - and the leading cause of liver transplants in the United States.

https://www.corvidane.com/

Albireo Pharma, Inc.
Chief Medical Officer
September 2016 - August 2018 (2 years)
Greater Boston Area

Albireo is a clinical-stage biopharmaceutical company focused on the development of novel bile acid modulators to treat orphan pediatric liver diseases and other liver and gastrointestinal diseases and disorders.

Alexion Pharmaceuticals, Inc.
2 years 2 months

Vice President, Global Medical Sciences
August 2015 - July 2016 (1 year)
Cheshire, CT

Global Medical Science Leader for Kanuna (sebilipase alpha) for Lysosomal Acid Lipase Deficiency (LALD).

Vice President, Alexion Research
June 2014 - July 2015 (1 year 2 months)
Cheshire, CT

Leadership for development of a portfolio of novel complement inhibitors up to proof of concept for orphan diseases and rare blood disorders.

Amarin Corporation
Senior VP, Head of Development
September 2008 - August 2013 (5 years)

Amarin Corporation plc is a biopharmaceutical company focused on the commercialization and development of therapeutics to improve cardiovascular health. Amarin's product development program leverages its extensive experience in lipid science and the potential therapeutic benefits of polyunsaturated fatty acids. Vascepa® (icosapent ethyl) is Amarin's first FDA approved product and is available in the United States by prescription.

Pfizer Global Research and Development
9 years

Head of Competitive Intelligence & Pipeline Disclosure
February 2008 - August 2008 (7 months)

Development Team Leader, Antivirals; Therapeutic Area Clinical Leader, GI/Hepatology

2005 - January 2008 (3 years)

Development Team Leader: Antivirals

TA Clinical Lead: GI/Hepatology

Global Clinical Leader; Experimental Medicine physician

1999 - 2005 (6 years)

Education

University of KwaZulu-Natal

MBChB, Medicine